February 8, 2024

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporate Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jennifer Monick

Mr. Howard Efron

Re:	Medical Properties Trust, Inc.

MPT Operating Partnership, L.P.

Form 10-K for the Year Ended December 31, 2022

File No. 001-32559

Dear Ms. Monick and Mr. Efron:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission in connection with the Commission’s letter dated January 25, 2024, to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2022. To assist you in reviewing our response, we have preceded our response below with a copy (in bold type) of the Staff’s comment as stated in your letter.

We issued a comment to you on the above captioned filing on January 9, 2024. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by February 8, 2024.

The Staff’s comment of January 9, 2024 refers to the Staff’s request to the Company to amend its Form 10-K for the Year Ended December 31, 2022 to include the audited financial statements of Steward Health Care System LLC (“Steward”) as of and for the year ended December 31, 2022. The Company hereby respectfully reaffirms its commitment to file such audited financial statements of Steward via Form 10-K/A promptly upon our receipt of the same from Steward.

Further to the Staff’s comments, the Company has repeatedly requested that Steward provide the Company with its 2022 audited annual financial statements for filing with the SEC, as required by the terms of the Company’s leases with Steward. The Company respectfully notes that it has filed Steward’s audited financial statements when previously required by the Staff’s rules, as well as the audited financial statements of other significant tenants when required in earlier periods. Nevertheless, despite recurrent assurances from Steward, the Company respectfully acknowledges that delivery of Steward’s 2022 audited financial statements to the Company continues to be delayed. The Company respectfully notes, however, that Steward is an independent third party that the Company does not control. No board member, officer or employee of the Company is a director, officer or employee of Steward, and no board member, officer or employee of the Company otherwise participates in the management or operations of Steward. Furthermore, the Company’s maximum equity investment in Steward is limited to a passive 9.9% interest under applicable tax law. As a result, the Company does not have the means to unilaterally compel the timely completion and delivery of Steward’s own audited financial statements. As a private non-reporting and non-listed company, Steward is not otherwise required by law to produce audited financial statements for public release.

For additional context only as may be helpful, the Company respectfully notes that Steward is currently undergoing a period of significant financial and operational challenges, as has been widely reported in the press. As disclosed in the Company’s own January 4, 2024 press release, furnished to the SEC on Form 8-K, Steward advised that its liquidity has been negatively impacted by changes to vendors’ payment terms and that it is pursuing several strategic transactions, including the potential sale or re-tenanting of certain hospital operations, as well as the divestiture of non-core operations. The Company understands that the foregoing has contributed to Steward’s tardiness in delivering its completed 2022 audit to the Company, complete with the requisite filing consents from Steward’s independent auditors.

As the Company stated in its January 4, 2024 press release, the Company has initiated a series of processes designed to significantly reduce the Company’s exposure to Steward. Based on preliminary year end financial information, the Company expects total leased asset concentration and total asset concentration with Steward to be less than 20.0% of the Company’s total assets at December 31, 2023. The Company expects these percentages to continue to decline in 2024 and beyond.

To be clear, however, the Company continues to reaffirm its commitment to file Steward’s audited financial statements for the year ended December 31, 2022, via Form 10-K/A promptly upon receipt and continues to urge Steward to timely provide the same.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.

by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice President and Chief Financial Officer